December 21, 2007

BY EDGAR and FAX

Mr. Karl Hiller
Branch Chief
US Securities and Exchange Commission
450 Fifth Street
Washington DC  20549-0405

Dear Sir:

Re:	Silver Standard Resources Inc.
Form 20-F for year ended December 31, 2006
Filed March 15, 2007
File No. 0-26424

We have received your letter of December 11, 2007 commenting on Form 20-F for the year ended December 31, 2006.  Pursuant to our discussion with staff, the company was granted an extension for responses to January 15, 2008.

If you require any further information, please contact the undersigned at (604) 484-0064.

Yours truly,

SILVER STANDARD RESOURCES INC.

Per:
“Tom S.Q. Yip”

Tom S. Q. Yip
Vice-President, Finance & CFO